Exhibit (a)(1)(vii)

Press Release:	Embratel and Embrapar

Embratel and Embrapar Commence Tender Offer for Net Shares They Do Not Already Own

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Rio de Janeiro, RJ, Brazil, October 17, 2013 — Empresa Brasileira de Telecomunicações S.A. — Embratel (Embratel) and Embratel Participações S.A. (Embrapar) announced today that they have commenced their previously announced tender offer for all common shares and preferred shares, including preferred shares represented by American depositary shares (ADSs), of Net Serviços de Comunicação S.A. (BOVESPA: NETC3 and NETC4; NASDAQ: NETC; BMAD: XNET)(“Net”) that they do not already own for R$29.02 per common share and per preferred share plus statutory interest.

Net’s board of directors has determined at a meeting held on October 15, 2013, by unanimous vote of those in attendance, that the offer described above is in the interests of Net and its shareholders and recommends that the holders of Net’s common shares and preferred shares, including preferred shares represented by ADSs, accept the offer and tender their shares, but informed such holders that the decision to tender is ultimately at their discretion.

The tender offer is being conducted concurrently in the United States and Brazil and is open to all holders of common shares and preferred shares, including preferred shares represented by ADSs. The tender offer will be conducted as an auction on the São Paulo Stock Exchange pursuant to Brazilian law and practice. The auction is currently intended to be held at 1:00 p.m., New York City time, on November 27, 2013.

The tender offer and associated withdrawal rights expire, in the case of holders of ADSs tendering through The Bank of New York Mellon, as receiving agent, at 10:00 a.m., New York City time, and, in the case of holders of Net’s common and preferred shares tendering directly, at 3:00 p.m., New York City time, in each case on November 26, 2013, one business day prior to the auction date, unless the tender offer is extended.

The offer price as announced on June 7, 2012 in a statement of material fact by Embrapar is comprised of a base offer price of R$26.64 per common share and per preferred share plus accrued interest at the statutory rate from June 8, 2012 through the auction date. R$29.02 represents the base offer price plus accrued interest from June 8, 2012 through and including August 18, 2013. Banco Itaú BBA S.A., the Brazilian intermediary agent, will notify the BM&FBOVESPA — Bolsa de Valores, Mercadorias e Futuros (the “São Paulo Stock Exchange”) of the offer price, including all accrued interest through the auction date, at least three Brazilian business days before the auction date. The São Paulo Stock Exchange will disclose the offer price on or before the auction date. ADS holders tendering preferred shares represented by ADSs through The Bank of New York Mellon, as receiving agent, will receive payment in U.S. dollars.

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials that will be filed by Embratel and Embrapar with the U.S. Securities and Exchange Commission (SEC) on October 17, 2013. In addition, on October 17, 2013, Net will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 859 -8508 or via email at netservicos@dfking.com. The receiving agent in the tender offer is Bank of New York Mellon.

A separate offer document, an Edital, for use by holders of Net’s shares that are not U.S. residents is being published in Portuguese concurrently in Brazil and a short circular for use by holders of Net’s preferred shares listed on the Mercado de Valores Latinoamericanos is being published in Spanish concurrently in Spain.

About Embratel

Embratel is the premium telecommunications provider in Brazil and offers an ample variety of telecom services—local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks. The company is a leader in the country for data services and Internet, and is highly qualified to be an all-distance network carrier in Latin America. Embratel’s network spreads countrywide, with almost 29 thousand kms of optic cables, which represents about one million and sixty-nine thousand km of fiber optics.

Forward-Looking Statements

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For further information please contact:

Embratel Participações S.A.

Isaac Berensztejn

Director of Investor Relations

Av. Presidente Vargas, n 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: (55) 21 2121-3636

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